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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                    DPL INC.
             (Exact name of registrant as specified in its charter)


                Ohio                                     31-1163136
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


Courthouse Plaza Southwest, Dayton, Ohio                    45402
(Address of principal executive offices)                  (Zip Code)


     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. /X/

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. / /

     Securities Act registration statement file number to which this form relates: _______ (if applicable).

     Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                Name of each exchange on which
          to be so registered                each class is to be registered

     Preferred Share Purchase Rights             New York Stock Exchange

     Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of class)

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Item 1. Description of Registrant's Securities to be Registered.

     On September 25, 2001, the Board of Directors of DPL Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each Common Share of the Company (the "Common Shares"). The dividend is payable to shareholders of record at the close of business on December 13, 2001. Each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company 1/200th of a Preferred Share, Series A, no par value (the "Preferred Shares") at an exercise price of $130 per 1/200th of a share (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of September 25, 2001 between the Company and EquiServe Trust Company, N.A., as Rights Agent. The Rights will replace similar rights issued by the Company in 1991, which expire on December 13, 2001.

     Prior to the Distribution Date referred to below, the Rights will be evidenced by and trade with the Common Shares and will not be exercisable. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including the right to vote or to receive dividends.

     The Rights will separate from the Common Shares and become exercisable following the earlier to occur of (i) 10 days following the date of public disclosure that a person or group (with such exceptions as are set forth in the Rights Agreement) (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares and (ii) 10 business days following the commencement of a tender offer or exchange offer by a person other than the Company to acquire beneficial ownership of 15% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"). Following the Distribution Date, the Company will mail to each shareholder a separate Rights Certificate.

     The Rights will become exercisable on the Distribution Date. The Rights will expire on December 13, 2011 unless earlier redeemed or exchanged by the Company as described below.

     In the event a person becomes an Acquiring Person, the Rights will "flip-in" and entitle each holder of a Right, except for Rights held by an Acquiring Person, to purchase at the Purchase Price, that number of Common Shares (rather than Preferred Shares) having a market value equal to two times the Purchase Price.

     In the event that, following the acquisition of 15% of the Common Shares, the Company is acquired in a merger or other business combination or more than 50% of its consolidated assets, earning power or cash flow is sold or otherwise transferred or disposed of, the Rights will "flip-over" and entitle each holder of a Right, except for Rights held by an Acquiring Person, to purchase, at the Purchase Price, that number of common shares of the acquiring company having a market value of two times the Purchase Price.

     Upon the acquisition of 15% of the Common Shares, all Rights that are (or, under certain circumstances specified in the Rights Agreement, were) beneficially owned by an Acquiring Person will become null and void.


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     The Purchase Price, the number of Rights and the number of Preferred Shares
(or other securities or other property) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in certain events described in the Rights Agreement.

     Each Preferred Share will be entitled to a preferential quarterly dividend payment equal to the greater of $47.00 per share or 200 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a preferential liquidation payment equal to the greater of $26,000 or 200 times the payment made per Common Share. Each Preferred Share will have one vote, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 200 times the amount received per Common Share. These rights are protected by customary antidilution provisions. The Preferred Shares are not redeemable. The dividend, liquidation and other rights of the Preferred Shares are designed so that the value of 1/200th of a Preferred Share approximates the value of one Common Share.

     At any time after a person becomes an Acquiring Person of less than 50% of the Common Shares, the Board of Directors may require that some or all of the Rights (other than Rights held by the Acquiring Person) be exchanged for one Common Share.

     Prior to the 10th day following the acquisition of 15% of the Common Shares, the Rights may be redeemed by the Company at $.001 per Right. The Rights cannot be exercised after the Board of Directors orders redemption.

     At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement, including the date on which the Distribution Date will occur. Thereafter, the Rights Agreement may be amended only to cure ambiguities, to correct inconsistent provisions or in ways that do not adversely affect the Rights holders.

     Each Common Share outstanding at the close of business on December 13, 2001 will receive one Right, and one Right will be issued for each Common Share issued by the Company thereafter until the earlier of the Distribution Date or the redemption, exchange or expiration of the Rights. In certain circumstances, Rights may also be issued in connection with Common Shares issued after the Distribution Date. As of September 24, 2001, there were 126,501,404 Common Shares outstanding and 37,222,807 Common Shares held in treasury. In addition, 902,490, 8,000,000 and 31,560,000 Common Shares were reserved for issuance under the Company's dividend reinvestment plan, the Company's stock option plan and upon the exercise of warrants, respectively.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because the Rights may be redeemed by the Company as described above.


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     A copy of the Rights Agreement is filed as an exhibit to this registration statement and is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.


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Item 2. Exhibits.

     1 Rights Agreement dated as of September 25, 2001 between DPL Inc. and EquiServe Trust Company, N.A., as Rights Agent, which includes as Exhibit B the form of Rights Certificate.


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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        DPL INC.

Date: September 28, 2001                By   /s/  Stephen F. Koziar, Jr.
                                          --------------------------------------
                                             Stephen F. Koziar, Jr.
                                             Group Vice President


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                                  EXHIBIT INDEX


Exhibit             Description
1                   Rights Agreement dated as of September 25, 2001 between DPL
                    Inc. and EquiServe Trust Company, N.A., as Rights Agent,
                    which includes as Exhibit B the form of Rights Certificate.


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